082-34812

PETROBANK ENERGY AND RESOURCES LTD.

SUPPL

NEWS RELEASE

PETROBANK ANNOUNCES SECOND QUARTER RESULTS AND KEY MILESTONES AT WHITESANDS

Calgary, Alberta – August 11, 2006 – (TSX: PBG, OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") is pleased to announce second quarter financial and operating results. The Company's second quarter 2006 interim report, including financial statements and management's discussion and analysis, is available on the Company's website at www.petrobank.com, filed on SEDAR at www.sedar.com, and filed on the Oslo Børs website at www.oslobors.no.

HIGHLIGHTS

The second quarter results reflect the impact of significant increases in production generated from the Company's 2005/2006 capital program in Canada and our recent drilling successes in Colombia and are highlighted as follows:

- Colombian oil production averaged 2,612 bpd in the second quarter of 2006, a 155 percent increase over the comparative 2005 period.
- Canadian production averaged 3,017 boepd, a 41 percent increase over the second quarter of 2005.
- Funds flow from operations increased 316 percent to $19.0 million.
- Net income increased by 157 percent to $12.1 million.
- Operating netbacks improved 23 percent and 38 percent in Canada and Colombia, respectively.
- In June 2006, completed the initial public offering and TSX listing of Petrominerales Ltd. ("Petrominerales") (TSX:PMG), Petrobank's Latin American Business Unit, raising gross proceeds of $60 million for Petrominerales and $8.6 million for Petrobank. Petrobank continues to retain an 80.7% interest in Petrominerales.
- In July 2006, the Company closed a new $120 million credit facility and used a portion of the proceeds to repay the remaining $50 million of 9% subordinated notes that were outstanding.
- Achieved key milestones at our WHITESANDS – THAI™ project by completing the Pre-Ignition Heating Cycle ("PIHC"), commencing air injection and initiating in-situ combustion.

FINANCIAL & OPERATING HIGHLIGHTS

	Three months ended June 30, 2006	Three months ended June 30, 2005	% change	Six months ended June 30, 2006	Six months ended June 30, 2005	% change
Financial						
($000s, except where noted)						
Oil and natural gas revenue	**27,267**	13,206	106	**48,860**	24,588	99
Funds flow from operations [(1)]	**19,032**	4,575	316	**30,580**	7,971	284
Per share – basic ($)	**0.28**	0.08	250	**0.46**	0.14	229
– diluted ($)	**0.27**	0.08	238	**0.45**	0.14	221
Net income	**12,075**	4,702	157	**15,317**	4,454	244
Per share – basic ($)	**0.18**	0.08	125	**0.23**	0.08	188
– diluted ($)	**0.17**	0.08	113	**0.22**	0.08	175
Capital expenditures	**32,935**	16,842	96	**100,452**	27,622	264
Total assets	**375,367**	190,366	97	**375,367**	190,366	97
Net debt [(2)]	**26,743**	34,388	(22)	**26,743**	34,388	(22)
Common shares outstanding, end of period (000s)						
Basic	**67,258**	58,392	15	**67,258**	58,392	15
Diluted	**71,498**	63,828	12	**71,498**	63,828	12
Operations [(3)]						
Canadian operating netback ($/boe except where noted)						
Natural gas revenue ($/mcf) [(4)]	**5.84**	6.60	(12)	**6.54**	6.36	3
Oil and NGL revenue ($/bbl)	**68.42**	63.60	8	**61.08**	55.04	11
Oil and natural gas revenue [(4)]	**43.86**	42.63	3	**44.75**	40.59	10
Royalties	**6.13**	9.35	(34)	**7.31**	8.52	(14)
Production expenses	**6.46**	7.12	(9)	**5.62**	6.95	(19)
Transportation expenses	**0.43**	1.13	(62)	**0.44**	1.27	(65)
Operating netback	**30.84**	25.03	23	**31.38**	23.85	32
Colombian operating netback ($/bbl)						
Oil revenue	**64.05**	52.34	22	**62.33**	50.70	23
Royalties	**5.17**	4.19	23	**5.02**	4.05	24
Production expenses	**6.26**	10.09	(38)	**7.41**	9.26	(20)
Operating netback	**52.62**	38.06	38	**49.90**	37.39	33
Average daily production						
Canada – natural gas (mcf)	**13,322**	11,245	18	**14,634**	10,459	40
Canada – oil and NGL (bbls)	**797**	273	192	**824**	295	179
Total Canada (boe)	**3,017**	2,147	41	**3,263**	2,038	60
Colombia – oil (bbls)	**2,612**	1,024	155	**1,988**	1,048	90
Total Company (boe)	**5,629**	3,171	78	**5,251**	3,086	70

(1) Calculated based on cash flow before changes in non-cash working capital and asset retirement obligations settled.
(2) Includes working capital (deficiency) and subordinated notes.
(3) 6 mcf of natural gas is equivalent to 1 barrel of oil equivalent ("boe").
(4) Canadian sales prices are shown after forward gas sales contracts.

OPERATIONAL UPDATE

Heavy Oil Business Unit

During the second quarter, we completed the PIHC on the first horizontal and vertical well pair (P2) at the WHITESANDS project and commenced air injection on July 20, 2006.

During the PIHC phase, communication between the vertical injection well and the horizontal production well was established by injecting steam in the vertical well located at the toe of the horizontal well. This process developed an expanding hot mobile bitumen zone, and established fluid flow between the injection well and the horizontal production well. During this phase, steam was also circulated in the horizontal production well to aid in the PIHC and to enable high total fluid production rates from the horizontal well. During these operations, the horizontal production well achieved total production rates of up to 1,000 barrels of fluid per day, consisting primarily of condensed steam and formation water and up to a 15% oil cut of 11 degree API bitumen. By establishing communication between the two wells and introducing a large amount of heat energy into the reservoir to create the mobilized bitumen zone around the vertical well, conditions were determined to be appropriate for the initiation of air injection and to cause in-situ combustion.

On July 20, 2006, we started air injection at the center vertical well. This operation commenced the in-situ combustion reaction and initiated the transition to the THAI™ production phase of our operation. Since that time, we have been increasing air injection rates and achieved a significant milestone by generating sustained temperatures of over 600 degrees Celsius (and up to 700 degrees Celsius) within an expanding high temperature combustion zone in the reservoir. Initial production from the horizontal well will be dominated by the recovery of condensed steam from the PIHC process. A period of time is required for the complete transition from the PIHC phase into production via the THAI™ process. Produced fluids and gases are being continuously monitored along with reservoir temperatures and pressures allowing us to manage air injection rates to optimize the combustion zone, production rates, and surface facilities. As we gather and evaluate stabilized production and operational information from the WHITESANDS site, we will provide periodic updates to our shareholders, while protecting the confidential nature of the key operating specifics of our patented THAI™ process.

We are now preparing to begin the PIHC phase on the second of the three well pairs and expect to have all three well pairs on combustion by year end.

During the second quarter we reported that the estimated gross bitumen-in-place on a portion of the 60 sections of oil sands leases owned by our 84% subsidiary, WHITESANDS Insitu Ltd. had increased to 1.6 billion barrels, based on a May 2006 Fekete Associates Ltd. resource evaluation. In addition, a recoverable reserve and resource assessment by McDaniel Associates Ltd. ("McDaniel") effective May 1, 2006 estimated an initial gross recoverable bitumen volume, based on Steam Assisted Gravity Drainage ("SAGD") technology, of up to 537 million barrels, which includes 25 million barrels of gross probable reserves and 70 million barrels of gross probable plus possible reserves. At the most recent Crown land sale we were successful in acquiring two additional sections of oil sands leases bringing our total oil sands acreage to 62 sections (39,680 acres).

We believe there is considerable upside to the recoverable resource estimates as the McDaniel report included only 13 sections of our lands, those with at least one drillhole and excluded a

number of sections with McMurray channel indicated by our 3-D seismic and/or areas on trend with known McMurray channel. As a result, WHITESANDS is planning a late-summer drilling program of up to nine wells in easily accessed areas, to be followed up in early 2007 with a similar sized program in winter access areas. This additional drilling is expected to delineate significant new recoverable bitumen resources. Subject to the successful demonstration of the THAI™ recovery process at WHITESANDS, we also plan to update the reserve evaluation based on the THAI™ recovery process which we believe will have a higher recovery rate, and hence greater recoverable reserves than the SAGD-based estimates.

The THAI™ Process

THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to the horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the crude oil in-situ. Petrobank controls all intellectual property rights to the THAI™ process and related enhancements, including the patented CAPRI™ technology, which offers the potential for further in-situ upgrading through the use of a well-bore integrated catalyst.

THAI™ has many potential benefits over other in-situ recovery methods, such as SAGD (Steam Assisted Gravity Drainage). These benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes.

THAI™ can also be applied to other heavy oil deposits and it is our strategy to initiate projects in mobile oil reservoirs in Canada and/or internationally. Our ultimate goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, Petrobank's 80.7% owned subsidiary, Petrominerales Ltd. (TSX: PMG), is evaluating two large heavy oil Technical Evaluation Areas in Colombia covering 1.1 million acres for the potential application of THAI™.

Canadian Business Unit

Canadian conventional production averaged 3,017 boepd in the second quarter of 2006, compared to 2,147 boepd in the second quarter of 2005 and 3,513 boepd in the first quarter of 2006. Field activity during the first half of the year has been limited, due to weather conditions, regulatory approvals and availability of equipment. Through the first half of 2006, only three new oil wells and one gas well were added to our production base. We are now implementing significant second half development and exploration programs. Over the past two months we have advanced a number of wells to various stages of completion or tie-in, the majority of which will be brought on production by the end of August. We also have a large inventory of locations

to be drilled in the last half of 2006 and into 2007 at Red Willow, Jumpbush, Milo, and our new emerging light oil play in southeast Saskatchewan.

At Red Willow, we have drilled seven (7.0 net) wells to date this year, two wells in the first quarter, one well in the second quarter and, most recently, four wells in the third quarter, resulting in four gas wells and one oil well. Currently three of these gas wells are waiting for tie-in and we plan to drill an additional five locations at Red Willow through the end of 2006.

Our Jumpbush shallow gas program has focused entirely on our off-reserve acreage to-date in 2006 due to regulatory delays on the Siksika First Nation. Despite an extended period of wet spring weather we were able to drill 13 (11.6 net) wells on our off-reserve program during the second quarter and we have now completed drilling all 31 (23.9 net) wells in our initial 2006 off-reserve program. Currently both completion and pipeline crews are working to connect these gas wells to our Petrobank-operated Jumpbush gas plant and all 31 gas wells are expected to be on production by the end of August. A second off-reserve program of up to 23 (23 net) additional wells is expected to commence late in the third quarter.

South of Jumpbush, at Milo we have now drilled two wells both of which are cased for shallow gas and are awaiting tie-in. We plan to drill at least four follow-up locations. We have accumulated a total of 14,400 (12,600 net) acres of off-reserve land with an additional 5,760 acres under option pursuant to farmin arrangements. This land base is a continuation of our Jumpbush legacy resource asset.

Our 50 (35 net) well drilling program on the Siksika Nation at Jumpbush is currently delayed in the Nation's regulatory approval process. This program is part of our inventory of approximately 200 development drilling locations which we have identified on our Siksika acreage. The capital designated for this on-reserve program has been re-allocated to our expanding Bakken light oil program in southeast Saskatchewan. Petrobank will proceed with the on-reserve program at Jumpbush after regulatory approvals are complete.

In addition to our ongoing development programs in Alberta, we are accelerating our activity in southeast Saskatchewan targeting the Bakken light oil formation. We currently have one rig drilling in the area and will have a second rig working the area by the end of August. The first phase of drilling incorporates an 18-well program and we have developed an initial inventory of 25 follow-up Bakken locations. Petrobank has an extensive land base in southeastern Saskatchewan including fee-simple lands where we own the mineral rights in perpetuity. This has allowed Petrobank to monitor and participate in the evolution of the Bakken light oil play with little capital exposure to-date. Concurrently, we have been actively acquiring additional lands within the Bakken fairway to compliment our existing position and now have 138,000 gross acres (118,600 net acres) in areas with Bakken potential.

The third quarter has been our busiest quarter to-date in 2006. As of the date of this report, we have already drilled 20 (16.6 net) wells resulting in 19 (15.6 net) gas wells. Currently, we have a total of 37 (29.9 net) gas wells at Jumpbush, Milo, Red Willow and Badger awaiting tie-in with approximately eight mmcfpd of behind pipe gas potential. Most of these wells will connect to Petrobank's facilities with existing capacity to handle these production additions. We are also excited about our extensive southeast Saskatchewan land base, highly prospective for Bakken light oil, where we will soon have two rigs drilling up our initial inventory of 43 locations.

Latin American Business Unit - Petrominerales Ltd.

Petrobank's subsidiary, Petrominerales Ltd., completed its initial public offering on June 29, 2006 and is now listed for trading on the Toronto Stock Exchange under the symbol PMG. The transaction resulted in gross proceeds of $60 million to Petrominerales pursuant to a treasury offering and $8.6 million to Petrobank through a secondary sale of shares. Petrobank has retained an 80.7 percent ownership interest in Petrominerales.

Second quarter production averaged 2,612 bpd compared to 1,356 bpd in the first quarter of 2006 and 1,024 bpd in the second quarter of 2005. These significant increases are mainly due to the success of the Orito 117 and 118 completions at the end of the first quarter of 2006. These wells continue to produce at combined rates of approximately 1,960 bpd (1,548 bpd working interest before 8 percent royalty).

During the quarter, we commenced our development drilling program in the Orito field, spudding our first development well of the year at Orito-119. We also re-entered two other wells, Orito-113 and Orito-115, deepening them for potential productive sands in the Caballos A zone, as well as preparing them for future fracture stimulation in the Caballos B, C, and D sands.

In June of this year we re-entered the Orito-113 well in an attempt to recover lost production due to near wellbore damage and to deepen the well down to the Upper A sand. During our pre-stimulation operations, pressure communication with the annulus was observed, and the subsequent fracture stimulation was postponed. A similar result occurred while cementing the recently drilled Orito-119 well, but a liner top packer was installed and annular isolation was achieved, allowing for the successful fracture stimulation of the Caballos zone in that well. Based on this recent success, the same operation is being planned for Orito-113, which should take place during September with the arrival of a second workover rig. We will also fracture stimulate the Orito-115 well at that time. During these recompletion operations, the wells have either been off-line or producing at less than their potential and we look forward to bringing them back on-stream in the near future.

The first of two drilling rigs under long-term contract commenced operations for Petrominerales in June 2006, drilling the Orito-119 location, which is a re-drill of an old non-producing well within the original field boundaries. Orito-119 reached total depth in early July 2006. The well has been completed and fracture stimulated in the upper Caballos sands. The well is now being brought on-line and we expect to have stable production rates in the near future. Ultimately we plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig commenced the sidetrack of the Orito-116 well and should drill through the targeted Caballos formation within the next week. The original Orito-116 well was our first confirmation of the southwest extension to the field beyond the existing field boundaries, initially testing at rates of more than 1,000 bpd. Unfortunately, the well experienced a casing collapse and had to be abandoned. The ongoing delineation of this southwest extension to the field was further confirmed in late 2005 by the drilling of the Orito-117 and 118 wells from the same surface drilling pad. These wells have been the primary contributors to our production growth to-date in 2006. After drilling the Orito-116 sidetrack, the rig will drill two additional locations off this pad, all of which will be targeting this southwest extension of the field.

A second drilling rig, contracted for 16 months, is scheduled to arrive in Orito in late September of 2006, with its first well now scheduled to spud in early October. This rig will also be used to drill our Llanos Basin exploration wells during the first and second quarters of 2007, and will then return to Orito to drill additional development wells. Securing these rigs provides the Company with guaranteed access to the equipment required to implement our exploration program during the January-April dry season in the Llanos Basin and to facilitate an acceleration of the Company's Orito development drilling program into 2008. We expect to drill a total of eight wells in Orito in 2006 and have planned for up to 11 wells in Orito in 2007 in conjunction with five exploration wells in the Llanos and Putumayo basins.

At Neiva, we have commenced our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. With success, this program may be expanded to more than 50 locations at Neiva.

Petrominerales has been actively evaluating our extensive inventory of exploration acreage focused primarily in Colombia's Llanos Basin. To-date, we have shot 250 square kilometers of 3-D seismic over our Las Aguilas, Corcel, Casanare Este and Casimena exploration blocks. We have identified a total of 16 leads and prospects over our five exploration blocks and we are planning an initial five-well exploration drilling program commencing at the end of 2006. On the Chicago Technical Evaluation Agreement ("TEA"), Petrominerales has submitted two exploration proposals (Mapache and Castor) covering a significant portion of the original TEA. The Mapache Block covers 107,705 acres and our proposal includes a commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor Block covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey. Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.3 million acres in seven exploration blocks and four TEAs.

Petrominerales has started the necessary work to evaluate the heavy oil potential of two of these TEAs covering 1.1 million acres in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Outlook

We are now building significant momentum in our drilling, completion and exploration programs both in Canada and in Colombia. With the completion of our Petrominerales initial public offering and our new $120 million Canadian credit facility, we have significantly strengthened our balance sheet. In addition, we have secured the necessary drilling equipment to execute on our long-term capital programs, which together have allowed us to accelerate operations since the end of the second quarter. These capital programs include an increased emphasis on the Bakken light oil resource play in Canada and our extensive inventory of development and exploration opportunities in Colombia. Our Heavy Oil business unit continues to expand the estimated recoverable resource on a portion of our 62 sections of oil sands lands. In addition, we have passed a number of key milestones, most notably the initiation of in-situ combustion at our WHITESANDS project, the first field scale application of our patented THAI™ process. This project marks a potential step change in the global recovery of heavy oil resources. We are excited about the opportunities for growth that each of our business units offer and look forward to updating our shareholders on our continuing progress over the coming months.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit is operated by Petrobank's 81% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.3 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven, the expected amount and timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: (403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK CLOSES NEW $120 MILLION CREDIT FACILITY

Calgary, Alberta – July 28, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBG) Petrobank Energy and Resources Ltd. is pleased to announce that it has closed a $120 million credit facility underwritten by the Toronto-Dominion Bank. The facility consists of a $40 million committed reserve-based revolver, a $10 million revolving demand loan, and a nine-month, $70 million bridge loan. The facility will be used to fund ongoing development and exploration expenditures in Canada, drilling additional delineation wells on the Company's 60 sections of oil sands leases, and to replace existing debt including the Company's outstanding subordinated notes, which mature on July 31, 2006. The facility bears interest at rates between LIBOR plus 110 and 215 basis points depending on debt-to-EBITDA levels.

Canadian Drilling Program

In addition to our ongoing development programs at Jumpbush and Red Willow in Alberta, we plan to use a portion of the proceeds from this facility to accelerate activity in southeast Saskatchewan targeting the Bakken formation. We will have two rigs working this area by the end of August. The first phase of drilling incorporates an 18-well program and to-date we have developed an inventory of 25 additional Bakken locations. Petrobank has an extensive land base in southeastern Saskatchewan including a fee-simple land position where we own the underlying mineral rights. This has allowed Petrobank, through various farm-outs where we retain a gross overriding royalty, to monitor and participate in the evolution of the Bakken light oil play with little capital exposure to-date. Concurrently, we have been actively acquiring additional lands within the Bakken fairway to compliment our existing position and now have 138,000 gross acres or 118,600 net acres in areas with Bakken potential.

Expanded WHITESANDS Resource Delineation Plan

A portion of the proceeds from this facility will also be used to fund the ongoing bitumen resource delineation drilling program of our 60 sections of oil sands leases owned by our 84% owned subsidiary, WHITESANDS Insitu Ltd. We plan to drill up to nine wells later this summer with additional wells to be drilled early this winter. A recoverable reserve and resource assessment was performed by McDaniel Associates Ltd. ("McDaniel") effective May 1, 2006 that estimated an initial gross recoverable bitumen volume of up to 537 million barrels. The total bitumen-in-place volume on the lands is estimated to be 1.6 billion barrels as reported in a May 2006 Fekete Associates Ltd. resource evaluation. We believe there is considerable upside to the recoverable resource estimates as the McDaniel report included only those sections of the lands with at least one drillhole and excluded a number of sections with McMurray channel indicated by our 3-D seismic and areas on trend with known McMurray channel. This additional drilling is expected to delineate significant new recoverable bitumen resources. Following the results from the summer drilling program, additional lands will be delineated with future drilling programs.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit is operated by Petrobank's 81% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has contracts on five new exploration blocks and five Technical Evaluation Agreements covering a total of 2.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 38,400 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven, the expected amount and timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: (403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK FIRES UP WHITESANDS THAI™ PROJECT

Calgary, Alberta – July 21, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBG) Petrobank Energy and Resources Ltd. is pleased to announce that it has completed the Pre-Ignition Heating Cycle ("PIHC") on the first well pair at the WHITESANDS project and commenced air injection on July 20, 2006.

During the PIHC phase, communication between the vertical injection well and the horizontal production well was established by injecting steam in the vertical well located at the toe of the horizontal well. This process developed an expanding hot mobile bitumen zone, and established fluid flow between the injection well and the horizontal production well. During this phase, steam was also circulated in the horizontal production well to aid in the PIHC and to enable high total fluid production rates from the horizontal well. During these operations, the horizontal production well achieved total production rates of up to 1,000 barrels of fluid per day, consisting primarily of condensed steam and formation water and up to a 15% oil cut of 11 degree API bitumen. By establishing communication between the two wells and introducing a large amount of heat energy into the reservoir to create the mobilized bitumen zone around the vertical well, conditions were determined to be appropriate for the initiation of air injection and to cause in-situ combustion.

As we commence air injection, temperature readings from thermocouples in observation wells near the vertical injection well and in the horizontal production well are expected to show an increase in temperature as the combustion front expands. A period of time will be required for the complete transition from the PIHC production phase into production via the THAI™ process. Produced fluid and gases will be continuously monitored and wellbore and reservoir temperatures and pressures will be constantly measured in order to manage the rate at which air injection volumes are increased, the progression of the combustion zone, and to optimize surface facilities operations. We will begin the PIHC phase on the second of the three well pairs once combustion on the first well pair has stabilized.

The THAI™ Process

THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to the horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the crude oil in-situ. Petrobank controls all intellectual property rights to the THAI™ process and related enhancements, including the patented CAPRI™ technology, which offers the potential for further in-situ upgrading through the use of a well-bore integrated catalyst.

THAI™ has many potential benefits over other in-situ recovery methods, such as SAGD (Steam Assisted Gravity Drainage). These benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes.

THAI™ can also be applied to other heavy oil deposits and it is our strategy to initiate projects in mobile oil reservoirs in Canada and/or internationally. Our ultimate goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, Petrobank's subsidiary, Petrominerales Ltd. (TSX: PMG), is evaluating two large heavy oil Technical Evaluation Areas in Colombia covering 1.1 million acres for the potential application of THAI™.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit is operated by Petrobank's 81% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has contracts on five new exploration blocks and five Technical Evaluation Agreements covering a total of 2.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 38,400 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and has commenced operations at the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: (403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK CLOSES PETROMINERALES INITIAL PUBLIC OFFERING AND PROVIDES WHITESANDS UPDATE

Calgary, Alberta – June 29, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBG) Petrobank Energy and Resources Ltd. (**"Petrobank"**) is pleased to announce that we have closed the initial public offering ("Offering") of the common shares of our subsidiary, Petrominerales Ltd. ("Petrominerales"). The Offering was priced at $3.75 per share and 18,306,173 shares were subscribed for, resulting in total gross proceeds of $68.6 million. The Offering was comprised of a 16,000,000 common share issuance from treasury with the remaining shares being issued as a secondary offering. Haywood Securities Inc. acted as underwriter in the transaction. Petrominerales has 95 million common shares outstanding. Petrobank holds approximately 80.7% of the issued and outstanding shares of Petrominerales.

Of the net proceeds received by Petrominerales from the treasury portion of the Offering, Petrominerales expects to use US$31.5 million for development drilling and recompletions on current producing properties, US$10 million for drilling on exploration properties, US$7 million for repayment of debt to Petrobank, and the remainder for general and administrative expenses including working capital. Directors, officers and employees of Petrobank and Petrominerales subscribed for 1.2 million shares or approximately 7% of the Offering. Petrominerales will commence trading on the Toronto Stock Exchange today under the symbol PMG.

Petrominerales Operational Update

The Company's Latin American Business Unit has recently recommenced drilling activity on the Orito block with the arrival of the first of two contracted Nabors drilling rigs. The first location being drilled with this rig, Orito 119, has now reached the top of the targeted Caballos formation, three days ahead of schedule. The well is expected to reach total depth in the next week and be completed and on production within the next three weeks. We plan to utilize our new completion design, which incorporates a fracture stimulation of the upper Caballos sands that has resulted in significantly enhanced production capability in our Orito 117 and 118 wells and in certain other recent recompletions. A second Nabors rig is scheduled to arrive in Orito later in the second quarter. This additional rig will also be used to drill our first four exploration prospects on our Llanos Basin exploration blocks early in 2007.

We have also recently deepened our Orito 113 well, which was originally terminated in the uppermost Caballos sands. This deepened well encountered further productive pay in the lower Caballos sands including the A sand, which was perforated and produced clean oil on initial swab testing. The well is being perforated and fracture stimulated in the B, C and D sands and is scheduled to be brought back on production by mid-July.

Having secured the required drilling equipment and capital required to fund our wide array of development and exploration opportunities, the Company is very well positioned to achieve the next stage of growth in Colombia.

WHITESANDS Operational Update

The Pre-Ignition Heating Cycle ("PIHC") is well advanced on the first well pair at WHITESANDS. The heated bitumen zone in the vertical injection well has continued to expand, indicating increased bitumen mobility around the well. Production from the horizontal well has achieved total fluid production rates of over 600 barrels per day, with steadily increasing bitumen cuts. The rising temperature in the reservoir around the vertical injection well, as indicated by our observation wells, along with the production of high volumes of condensed steam and bitumen indicates that we have established a mobile bitumen zone around the vertical injection well. This reservoir response indicates that we are achieving transmissibility from the vertical injection well into the horizontal production well, which is a key step in creating the final conditions required to begin air injection.

To increase operational flexibility and to enhance final reservoir conditioning, an additional temporary steam generator has recently been added. This will advance the termination of the PIHC process in the first well pair and allow for air injection to commence in the next few weeks. This will also provide enhanced operational flexibility and increased efficiencies for the PIHC process in the remaining two well pairs.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has contracts on five new exploration blocks and five Technical Evaluation Agreements covering a total of 2.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 38,400 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and has commenced operations at the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven, the expected amount and timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:

John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK TO PRESENT AT CAPP'S 18TH ANNUAL OIL AND GAS SYMPOSIUM

Calgary, Alberta – June 9, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") announces that John D. Wright, President and Chief Executive Officer will present at CAPP's 18th Annual Oil and Gas Investment Symposium, Calgary, Alberta, Canada. Petrobank's presentations will take place on June 12th and 13th, 2006 at 11:00 a.m. Mountain Time (1:00 p.m. Eastern Time). The presentation on June 12th will be available online via a live webcast. Please visit the Investor Relations section of our website at www.petrobank.com to view the live webcast.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has finalized contracts on five new exploration blocks and five Technical Evaluation Areas covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and is constructing the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK CONFIRMS INTEREST PAYMENT ON SUBORDINATED NOTES

Calgary, Alberta – June 6, 2006 - Petrobank Energy and Resources Ltd., (TSX: PBG, PBG.NT.A, OSLO: PBGN) announces the regular quarterly interest payment on its 9 percent Subordinated Notes due July 31, 2006 of $2.2438 per $100 of face value, payable June 30, 2006, to note holders of record on June 15, 2006.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK STRENGTHENS OIL SANDS RESOURCE BASE

Calgary, Alberta – June 5, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBGN) Petrobank Energy and Resources Ltd. ("Petrobank") reports that the gross bitumen-in-place estimate has increased by 22% on the 60 sections of oil sands leases owned by its 84% subsidiary, WHITESANDS Insitu Ltd. ("WHITESANDS"), to 1.6 billion barrels, based on a May 2006 Fekete Associates Ltd. ("Fekete") resource evaluation. A subsequent recoverable reserve and resource assessment by McDaniel Associates Ltd. ("McDaniel") effective May 1, 2006 estimates an initial gross recoverable bitumen volume of up to 536 million barrels, which includes 24.6 million barrels of gross probable reserves and 70.0 million barrels of gross probable plus possible reserves.

WHITESANDS has recently acquired additional lands and now owns 60 sections or 38,400 acres of oil sands leases. Previously, in April 2004, Fekete estimated 1.3 billion barrels of gross bitumen-in-place on the then existing 45-section land base. An additional 17 square kilometers of 3-D seismic was acquired, contiguous with the initial 3-D survey on the lands, during the first quarter of 2006 bringing the total amount of seismic to 37 square kilometers. In the May 2006 update of the resource evaluation, Fekete incorporated the limited data from additional lands and the new seismic and now estimates a gross bitumen-in-place resource of 1.6 billion barrels. Gross bitumen-in-place is the gross volume of bitumen estimated, at a particular time, to be initially contained in a reservoir before any production and without regard for the extent to which volumes will be economically recoverable.

WHITESANDS also initiated an initial independent recoverable reserve and resource evaluation of the lands and engaged McDaniel, due to its extensive experience with in-situ oil sands reserve evaluations, specifically in the area surrounding the WHITESANDS lands. In its reserve and resource engineering evaluation, McDaniel used a SAGD (Steam Assisted Gravity Drainage) recovery model as the basis for estimating initial recoverable reserves. McDaniel limited its evaluation to existing well data in defining the recoverable reserves and did not incorporate any of the 37 square kilometers of seismic data or those sections without well bores. WHITESANDS has a total of 47 wells on the lands, including 16 wells in the pilot project area. The McDaniel evaluation assigns an initial gross recoverable bitumen volume of up to 536 million barrels, which includes 24.6 million barrels of gross probable reserves and 70.0 million barrels of gross probable plus possible reserves on two of the 60 sections of oil sands leases owned by WHITESANDS. Given the limited well density on the lands and the significant amount of area with McMurray channel indicated by seismic and channel trend, the McDaniel evaluation is considered by Petrobank to be conservative and that with additional drilling there is the strong potential to delineate significant additional reserves and recoverable resource. As a result, WHITESANDS is planning a summer drilling program in easily accessed areas, to be followed up in early 2007 with a similar program in winter access areas. Subject to the successful demonstration of the THAI™ recovery process at WHITESANDS, we also plan to update the reserve evaluation based on the THAI™ recovery process.

The following tables summarize the McDaniel Reserve report:

WHITESANDS' ESTIMATED SHARE OF REMAINING RESERVES

AND RESOURCES AS OF MAY 1, 2006

Based on DilBit Blending Scenario	Gross [1] (MBbl) [5]	Net [2] (MBbl) [5]
Probable Reserves (2P)	24,672	24,425
Probable plus Possible Reserves (3P)	70,040	63,923
Low Estimate Contingent Resources [3] [4]	266,038	245,579
Best Estimate Contingent Resources	364,330	329,886
High Estimate Contingent Resources	466,837	420,022

(1) Gross resources include the working interest reserves and resources before deductions of royalties payable to others.
(2) Net reserves and resources include gross resources after royalties payable to others plus royalty interest resources.
(3) Contingent resources, as evaluated by McDaniel, are those quantities of bitumen estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans.
(4) A low estimate means high certainty, a best estimate means most likely and a high estimate means low certainty.
(5) MBbl means thousands of barrels.

WHITESANDS' ESTIMATED SHARE OF NET PRESENT VALUES

AS OF MAY 1, 2006 CDN $MM [1] [2] [3] [4]

	Cdn $MM Net Present Value Discounted At:		
Based on Dilbit Blending Scenario	4%	8%	10%
Probable Reserves (2P)	(16)	(61)	(78)
Probable plus Possible Reserves (3P)	371	160	92
Low Estimate Contingent Resources	1,358	655	430
Best Estimate Contingent Resources	2,091	967	638
High Estimate Contingent Resources	2,897	1,285	848

(1) Based on McDaniel April 1, 2006 forecast bitumen netback prices.
(2) Interest expenses and corporate overhead, etc. were not included.
(3) The net present values may not necessarily represent the fair market value of the reserves and resources.
(4) A low estimate means high certainty, a best estimate means most likely and a high estimate means low certainty.

While SAGD is the recognized technology used to define in-situ oil sands reserves at the present time, THAI™ has many potential benefits over SAGD including expected higher resource recovery (70%-80% versus 30%-50% for SAGD), lower production and capital

costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes. The successful application of THAI™ would have an enormous impact of on resource recovery and estimates of reserve volumes.

Early operations at the WHITESANDS project began in March 2006 with steam injection into the first vertical injection well followed by steam injection with early fluid production from the horizontal well in April. This steam injection phase is the Pre Injection Heating Cycle ("PIHC") and is necessary to condition the reservoir prior to air injection and the initiation our patented THAI™ technology. The PIHC is programmed to last approximately three months, creating bitumen mobility in the area around the vertical air injection well, and bitumen flow and production in the horizontal well. We are targeting to initiate air injection into the first well pair later in June. Once we have commenced air injection in the first well pair we will begin the PIHC in the second well pair incorporating knowledge of reservoir response characteristics and operational efficiencies from the first well pair. We plan to have all three well pairs on air injection by the end of the year. Through the end of May, field operations have exhibited improving plant efficiencies through the early start up and operating phases.

We believe that THAI™ can also be applied to other heavy oil deposits beyond the Canadian oil sands and it is our strategy to next initiate projects in mobile oil reservoirs in Canada and/or internationally. Our goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, we are evaluating, with our Latin American subsidiary Petrominerales Ltd., two recently acquired Technical Evaluation Areas in Colombia covering 1,146,922 acres with a potential for THAI™ suitable heavy oil accumulations.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has five new exploration blocks and three Technical Evaluation Areas covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases and is constructing the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK INCREASES CASH FLOW 240% IN THE FIRST QUARTER

Calgary, Alberta – May 11, 2006 – Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") is pleased to announce first quarter financial and operating results.

HIGHLIGHTS

The first quarter results reflect the impact of increases in production generated from the Company's 2005 capital program and are highlighted as follows.

- Canadian production averaged 3,513 boepd, an 82 percent increase over the first quarter of 2005.
- Colombian oil production averaged 1,356 bpd in the first quarter of 2006, a 26 percent increase over the comparative 2005 period. Colombian production averaged 2,827 bpd in April 2006.
- Cash flow increased 240 percent to $11.5 million.
- Operating netbacks improved 41 percent and 22 percent in Canada and Colombia, respectively.
- Capital expenditures totaled $67.5 million, which included the acquisition of additional oil sands leases increasing total oil sands leases to 60 sections (38,400 acres).
- In February 2006, Petrobank issued 2.6 million common shares raising net proceeds of $30.2 million in connection with an Oslo Stock Exchange listing.
- The borrowing base under the Company's Canadian credit facilities were increased from $35 to $50 million in May 2006.
- The Company filed a preliminary prospectus for the initial public offering of its Latin American Business Unit, Petrominerales Ltd. ("Petrominerales") on May 5, 2006.

OPERATIONAL UPDATE

Heavy Oil Business Unit

Initial start-up operations at the WHITESANDS project began the first week March with steam injection into the first vertical injection well followed by steam injection with early fluid production from the horizontal well, during the second week of April. This steam injection phase is the Pre Injection Heating Cycle ("PIHC") and is necessary to condition the reservoir prior to air injection and the initiation our patented THAI™ technology. The PIHC is targeted to last approximately three months, to create bitumen mobility in the area of the vertical injection well, and bitumen flow and production in the horizontal well. We are targeting to initiate air injection into the first well pair in June. Once we have commenced air injection in the first well pair we will begin the PIHC in the second well pair incorporating knowledge of reservoir response characteristics and operational efficiencies from the first well pair. We plan to have all three well pairs on air injection by the end of the year.

Since October 2005, WHITESANDS has acquired an additional 15 sections of oil sands leases offsetting our existing lands. In April 2006, we completed a 17 square kilometer 3-D seismic survey over a portion of our leases. We are currently finalizing the processing of the seismic data and updating the resource assessment of the WHITESANDS lands to incorporate the new leases and new seismic data.

Latin American Business Unit - Petrominerales Ltd.

During the first quarter of 2006 in Colombia, Petrominerales made significant progress on both our existing producing assets and on our extensive exploration land base. Our production operations concentrated on the completion of the Orito wells from the 2005 drilling program and the successful fracture stimulation treatment program initiated during the fourth quarter of 2005. Production averaged 1,356 bpd during the first quarter and 2,827 bpd in April 2006.

Due to the success of the Orito 117 and 118 completions, which continue to produce at combined rates above 2,000 bpd (1,580 bpd working interest before 8 percent royalty), the Company obtained an updated reserve evaluation prepared by DeGolyer and MacNaughton, effective March 31, 2006. Highlights of the report include:

- Total proved reserves increased by 9% from December 31, 2005 to 10.5 million barrels
- Total proved plus probable reserves increased by 4% to 16.8 million barrels
- Total proved, probable and possible reserves increased by 16% to 25.7 million barrels
- Total proved plus probable NPV 10% (forecast prices, before tax) increased 15% to US$310.3 million (3P – US$411.6 million)

Reserves – Company Working Interest[1]

	Light and Medium Oil (mbbl)
Proved Developed Producing	4,117
Total Proved	10,485
Total Proved + Probable	16,754
Total Proved + Probable + Possible	25,725

[1] After State Oil Company share but before royalties, based on the D&M's price forecast effective March 31, 2006

Net Present Value – Before Tax (US$ millions)

	March 31, 2006				December 31, 2005
	0%	5%	10%	15%	10%
Proved Developed Producing	156.6	132.2	114.2	100.5	53.6
Total Proved	316.9	248.1	198.8	162.3	160.8
Total Proved + Probable	499.1	388.7	310.3	252.6	271.0
Total Proved + Probable + Possible	721.3	537.4	411.6	322.6	384.7

Petrominerales has also been actively acquiring large 3-D seismic surveys over each of our Las Aguilas, Corcel, Casanare Este and Casimena exploration blocks. To-date, we have identified a total of 16 leads and prospects on these blocks and are planning a minimum five-well exploration program to commence at the end of 2006. On the Chicago Technical Evaluation Agreement ("TEA"), Petrominerales has exercised its right of first refusal by countering a third party exploration proposal. Our proposal includes a commitment to drill two exploration wells and acquire 40 square kilometers of 3-D seismic data during a 23-month period. Petrominerales hopes to finalize the exploration license for the area by July. On the Joropo block, Petrominerales drilled a D&A exploration well during the first quarter, and we plan to drill a second geologically distinct prospect on this block during the current year of the contract.

The Company has just secured a second drilling rig in Colombia for an 18-month term. This is in addition to the drilling rig currently contracted to begin operations in the Putumayo or Llanos Basins during the third quarter of this year. Securing these rigs provides the Company with guaranteed access to the equipment required to implement our exploration program during the winter dry season in the Llanos Basin and to facilitate an acceleration of the Company's Orito development drilling program, now scheduled to start in June 2006.

Petrominerales has started the necessary work to evaluate the heavy oil potential of three of our five large TEAs covering 1.5 million acres in the southern Llanos Basin, where the company feels there is an extensive heavy oil belt and the potential to apply Petrobank's THAI™ heavy oil recovery technology. Petrominerales has negotiated agreements with Petrobank's subsidiary, Archon Technologies International Ltd., pursuant to which Petrominerales has access to the THAI™ technology, subject to a licensing fee equal to 10 percent of gross production.

Canadian Business Unit

First quarter production in Canada averaged 3,513 boepd, an increase from 3,127 boepd in the fourth quarter of 2005 and 1,927 boepd in the first quarter of 2005. Average production has declined from our 2005 exit rate of 4,000 boepd due to initial flush production declines, operational delays caused by equipment availability and spring breakup, and regulatory delays which impacted our ability to maintain and grow production through the first quarter. Despite these challenges, we drilled nine (7.8 net) wells resulting in two (2.0 net) oil wells, and five (3.8 net) gas wells in the first quarter, well below our planned activity level. Petrobank also participated in a further two (0.4 net) non-operated oil wells in Saskatchewan.

Through the first quarter we continued to position Petrobank for an active 2006 program during the balance of the year. In our core development areas in Alberta (Jumpbush/Milo and Red Willow/Hackett) we continue to expand our drilling inventory through the acquisition of new land and seismic. An additional 5,760 acres (4,365 net) of exploratory land has been acquired since year-end and we are currently shooting and/or processing four 3-D seismic programs and one 2-D seismic program. In the areas of Saskatchewan where we are pursuing the Bakken light oil play, we have added a further 14,720 acres at crown land sales. Petrobank has contracted three drilling rigs to commence operations on our growing inventory of drilling locations. One of those rigs is on site and will continue work on our initial 30-well program at Jumpbush. Only the first four of the wells in this program were drilled prior to spring break-up, causing the operation to shutdown until ground conditions improved. Another rig will be working on our other Southern Alberta projects at Little Bow and Red Willow, where we plan to drill at least eight locations. We are also finalizing a long-term contract for a drilling rig that will be used to aggressively pursue our drilling program in the Bakken light oil play in southeast Saskatchewan where we plan to drill an initial 10 wells starting in July.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") is dated May 10, 2006 and should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended March 31, 2006, MD&A for the year ended December 31, 2005, and the audited consolidated financial statements for the year ended December 31, 2005. Additional information for the Company, including the Company's Annual Information Form, can be found at www.sedar.com. In addition to historical information, the MD&A contains forward-looking statements that reflect management's objectives and expectations as at the date of this report, which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements.

Natural gas volumes have been converted to barrels of oil equivalent ("boe") so that six thousand cubic feet ("mcf") of natural gas equals one barrel based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Boes may be misleading, particularly if used in isolation. This report contains financial terms that are not considered measures under Canadian generally accepted accounting principles ("GAAP"), such as cash flow from operations, cash flow per share, net debt, and operating netback. These measures are commonly utilized in the oil and gas industry and are considered informative for our shareholders. Specifically, cash flow from operations and cash flow per share reflect cash generated from operating activities before changes in non-cash items and asset retirement obligations settled. These measures are considered important as they demonstrate the Company's ability to generate sufficient cash to fund future growth opportunities and repay debt. All amounts are in Canadian dollars, unless otherwise stated.

Production

The Company's natural gas production averaged 16.0 million cubic feet per day ("mmcfpd") in the first quarter of 2006 compared to 14.8 mmcfpd in the fourth quarter of 2005 and 9.7 mmcfpd in the first quarter a year earlier. The continued increase in natural gas production is primarily a result of the development program at Jumpbush. Oil and NGL production in Canada during the first quarter averaged 853 barrels per day ("bpd"), an increase from the 662 bpd produced in the fourth quarter of 2005 and the 317 bpd produced in the first quarter of 2005. Total Canadian production for the first quarter was 3,513 boepd, a 12 percent increase from the fourth quarter of 2005 and an 82 percent increase over the same period last year. Canadian production includes 452 boe per day ("boepd") of royalty income production from the Company's fee title lands in the first quarter, more than double the 211 boepd received in the first quarter of 2005.

Colombian oil sales averaged 1,356 bpd in the first quarter, increases from the fourth quarter average of 955 bpd and the 1,072 bpd averaged in the first quarter of 2005. Production increased as a result of well recompletions and fracture

stimulations that were performed on several wells at Orito. Production increased further to average 2,827 bpd in April 2006 due to the completion of the Orito 117 and 118 wells.

Average Benchmark Prices and US$ Exchange Rate

For the three months ended	**March 31, 2006**	Dec. 31, 2005	March 31, 2005
WTI crude oil (US$/bbl)	**63.48**	60.05	49.84
WTI crude oil (Cdn$/bbl)	**73.30**	70.47	61.15
NYMEX natural gas (US$/mmbtu)	**7.84**	12.88	6.50
US$/Cdn$ exchange rate	**0.87**	0.85	0.82

Realized Prices

The average natural gas price received in the first quarter was $7.13 per mcf, a decrease from the $10.36 per mcf received in the fourth quarter of 2005 but higher than the $6.08 per mcf received in the first quarter of 2005. Natural gas prices declined from the fourth quarter largely due to a warmer than average winter experienced in much of North America, including the top consuming natural gas regions. Natural gas prices continue to reflect the impact of the Company's long-term physical natural gas sales contract.

The average Canadian oil and NGL price received in the first quarter was $53.97 per barrel, a 13 percent increase from the $47.59 per barrel received in the first quarter of 2005. Canadian oil and NGL prices represented a US$16.62 per barrel discount to average WTI prices in the quarter compared to US$7.94 per barrel in the fourth quarter of 2005 and US$10.24 per barrel in the first quarter of 2005. The average discount widened as a result of more heavy oil production, increasing the negative impact of Canadian heavy oil differentials.

Oil sales prices in Colombia averaged US$51.12 per barrel in the first quarter, representing a US$12.35 per barrel (19% of WTI) discount to WTI compared to a discount of US$15.31 per barrel (25% of WTI) in the fourth quarter of 2005 and US$9.80 per barrel (20% of WTI) in the first quarter of 2005. The discount to WTI decreased as a result of an increased percentage of production coming from higher quality Orito oil.

Royalties

Royalties totaled $3.2 million in the first quarter of 2006, a decrease from $4.1 million in the fourth quarter and an increase from $1.7 million in the first quarter of 2005. Canadian royalties as a percentage of revenue fell to 18 percent in the current period from 20 percent in the first quarter of 2005 and 21 percent in the fourth quarter of 2005. The decrease is a result of higher royalty income production from the Company's fee title lands along with an increase in royalty credits associated with the expansion of the Company's natural gas processing plant at Jumpbush. Colombian royalties remain constant at a rate of 8 percent until the Company's net production per field exceeds 5,000 bpd.

Production Expenses

Consolidated production expenses increased to $2.7 million in the first quarter of 2006 from $2.3 million in the fourth quarter of 2005 and from $2.0 million in the first quarter of 2005. Production expenses per unit of production in Canada were $4.89 per boe, a decrease of 4 percent from $5.07 per boe in the fourth quarter, and a decrease of 28 percent from $6.76 per boe in the first quarter of 2005. The reductions are primarily a result of the continued addition of low cost production at Jumpbush.

Production expenses in Colombia averaged $9.66 per barrel during the quarter, a 4 percent decrease from the fourth quarter 2005 average of $10.08 per barrel and a 14 percent increase from the first quarter 2005 average of $8.46 per barrel. Ecopetrol, the state oil company and the Company's partner, is responsible for primary production operations at Orito and Neiva at a cost (subject to annual inflation and currency adjustments) of US$3.91 per barrel and US$2.13 per barrel, respectively. The Company anticipates production expenses in Colombia to decrease through 2006 to less than $8.00 per barrel with the addition of new production at Orito as remaining production expenses are primarily fixed.

General and Administrative Expenses

General and administrative expenses of $2.1 million during the quarter increased slightly compared to $2.0 million in the first quarter of 2005.

Stock-Based Compensation Expense

Stock-based compensation expense totaled $0.5 million in the first quarter of 2006, an increase from $0.2 million in the same period a year earlier. The calculation of this non-cash expense is determined based on the fair value of stock options and deferred common shares granted. At higher common share prices the calculated fair value of new grants increases along with the corresponding stock-based compensation expense.

Interest on Subordinated Notes

Interest on subordinated notes totaled $1.5 million during the first quarter, a 42 percent reduction from $2.5 million in the same period last year and a 14 percent reduction from the $1.7 million charge in the fourth quarter of 2005. The decreases are a result of the repurchase of $50.5 million face value of notes through several transactions in 2005, the last of which occurred in November 2005.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense was $6.2 million in the first quarter compared to $5.0 million in the fourth quarter of 2005 and $3.6 million in the first quarter of 2005. On a unit-of-production basis in Canada, the rate increased to $12.45 per boe compared to $10.83 per boe in the fourth quarter of 2005 and $11.15 per boe in the first quarter of 2005. In Colombia, the rate was $18.50 per barrel in the first quarter of 2006, an increase from $17.25 per barrel in the same period a year earlier and a decrease from $21.11 per barrel in the fourth quarter of 2005. An updated independent reserve evaluation of the Company's Colombian producing assets was obtained, effective March 31, 2006. As a result of reserve additions at Orito, the depletion rate in Colombia decreased from the fourth quarter of 2005.

Capital Taxes

The Company's first quarter capital taxes totaled $0.7 million including Large Corporations Tax in Canada and presumptive income taxes in Colombia, which compares to $0.5 million in the fourth quarter of 2005 and $0.4 million in the first quarter of 2005.

Future Income Taxes

The Company's first quarter future income tax expense totaled $1.3 million compared to a $0.6 million recovery in the first quarter of 2005. The increase was due to higher Canadian net income before tax in the current period. The Company currently has an unrecognized future income tax asset in Colombia. Accordingly, no future income tax expense is recorded on Colombian income.

Net Income (Loss)

Net income increased to $3.2 million ($0.05 on a per diluted share basis) compared to a loss of $0.2 million (nil per diluted share) in the first quarter of 2005. Profitability increased due to higher production and commodity prices, operating efficiencies as a result of increased production, and lower interest on subordinated notes as a result of early redemption and repurchase of $50.5 million face value of notes throughout 2005.

Cash Flow From Operations

The Company's cash flow from operations increased 240 percent to $11.5 million in the first quarter of 2006 from $3.4 million in the first quarter of 2005. On a per diluted share basis, cash flow increased by 183 percent to $0.17 from $0.06 in the same period in 2005. The increase was mainly a result of higher production and commodity prices combined with lower operating costs in Canada.

Capital Expenditures

Three months ended March 31,	**2006**	2005
Business Unit		
Canada	$ **11,524**	$ 3,469
Latin America (Colombia)	**21,871**	4,901
Heavy Oil	**34,122**	2,410
Total	$ **67,517**	$ 10,780

Canadian Business Unit expenditures were spread amongst drilling, completions, workovers, and land acquisitions at the Company's properties at Jumpbush, Red Willow, Macklin and Innes. Latin American expenditures related to drilling, completions and workovers at Orito, drilling one well on the Joropo exploration block which was dry and abandoned, and acquiring and evaluating seismic data on the Company's exploration blocks. The Heavy Oil Business Unit expenditures were focused on completing the WHITESANDS pilot project that will field test the Company's patented THAI™ technology. The facilities construction is complete and the Pre Ignition Heating Cycle ("PIHC") for the first of three well pairs is currently underway. Air injection in the first well pair is expected to commence in June 2006. Once combustion is initiated from the first well pair, the PIHC phase for the second well pair will begin. All three well pairs are expected to be on production by the end of 2006. The Heavy Oil Business Unit also acquired 11 additional sections of oil sands leases in the first quarter bringing total oil sands leases to 60 sections, or 38,400 acres.

Liquidity and Capital Resources

In February 2006, the Company issued 2.6 million common shares for net proceeds of $30.2 million in connection with a public offering and secondary listing on the Oslo Stock Exchange.

At March 31, 2006, net debt totaled $76.1 million, including the book value of outstanding subordinated notes ($49.4 million). The subordinated notes are not callable and mature on July 31, 2006. The working capital deficiency at March 31, 2006 totaled $26.7 million including $9.8 million drawn on the Company's secured credit facility. The facility consists of two tranches, the first of which is a revolving demand loan, and the second is a non-revolving demand loan available to fund the acquisition and/or development of producing or proved non-producing petroleum and natural gas reserves in Canada. In May 2006, the combined borrowing base under the facility was increased from $35 million to $50 million.

The Company is currently pursuing the issuance of longer-term senior secured debt to refinance the existing $49.9 million face value of subordinated notes maturing on July 31, 2006. If the Company does not refinance the subordinated notes with new debt, an incremental equity issue may be required.

The Company has five exploration contracts and five technical evaluation agreements ("TEAs") spanning over 2.5 million acres of land in Colombia with estimated work commitments of US$5.2 million remaining to be spent by the end of 2006. These commitments include drilling one exploration well on the Joropo Block in the Llanos Basin, reprocessing 2-D seismic and performing regional studies including the feasibility of the Company's THAI™ heavy oil recovery process. The Company has made an exploration contract proposal over a portion of its Chicago TEA involving a commitment to drill two exploration wells and acquire 3-D seismic data during a 23-month period at an estimated cost of approximately US$10 million.

Through May 2006, the Company has secured two drilling rigs in Colombia for minimum 16 and 18-month terms, respectively. Securing these rigs provides the Company with guaranteed access to the equipment required to implement the planned exploration program during the winter dry season in the Llanos Basin. These rigs will also facilitate an acceleration of the Company's Orito development drilling program now scheduled to start in June 2006. Total payments expected over the contracted terms are estimated at US$26.5 million, a portion of which will satisfy existing exploration contract commitments.

Subsequent to March 31, 2006, an additional 426,800 warrants were exercised on or before the May 6, 2006 expiry date, resulting in incremental cash proceeds of $1.7 million.

The Company's Latin American subsidiary, Petrominerales Ltd. ("Petrominerales"), has obtained a commitment from an international bank for a US$50 million revolving credit facility with an initial US$25 million borrowing base. The facility is subject to standard closing conditions.

The Company is proceeding with an initial public offering ("IPO") of its wholly-owned subsidiary, Petrominerales. The offering will consist of a combination of an issuance of common shares by Petrominerales from treasury and a secondary offering of Petrominerales shares held indirectly by Petrobank and is expected to close in June 2006. Following the IPO, Petrobank has the flexibility to sell all or a portion of its remaining shareholdings in Petrominerales in the secondary market to generate funds, or may ultimately elect to distribute Petrobank's remaining shareholdings to Petrobank shareholders.

SUMMARY OF QUARTERLY RESULTS

	2006	2005				2004		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial ($000s except where noted) [1]								
Oil and natural gas revenue	**21,593**	22,510	17,983	13,206	11,382	17,028	18,700	18,175
Cash flow from operations [2]	**11,548**	12,304	8,877	4,575	3,396	4,388	6,166	6,215
Per share - basic ($)	**0.18**	0.20	0.15	0.08	0.06	0.08	0.11	0.11
- diluted ($)	**0.17**	0.19	0.15	0.08	0.06	0.08	0.11	0.11
Net income (loss)	**3,242**	5,184	3,170	4,702	(248)	6,630	(1,727)	(1,822)
Per share - basic and diluted ($)	**0.05**	0.08	0.05	0.08	-	0.12	(0.03)	(0.03)
Capital expenditures	**67,517**	58,436	32,094	16,842	10,780	14,272	8,921	9,995
Property dispositions	-	-	-	-	-	100,166	550	4,174
Operations								
Canadian operating netbacks by product [3]								
Natural gas sales price ($/mcf)	**7.13**	10.36	8.25	6.60	6.08	5.80	6.13	5.99
Royalties	**1.33**	2.15	1.60	1.45	1.19	1.18	1.10	1.08
Production expenses	**0.74**	0.70	0.91	1.10	1.02	1.18	1.08	0.94
Transportation expenses	**0.10**	0.11	0.23	0.21	0.29	0.23	0.23	0.30
Operating netback	**4.96**	7.40	5.51	3.84	3.58	3.21	3.72	3.67
Light/medium oil and NGL sales price ($/bbl)	**60.76**	63.46	66.45	63.60	47.59	21.05	27.03	29.54
Royalties	**11.56**	13.82	14.12	13.94	9.76	10.18	9.79	8.93
Production expenses	**5.41**	7.92	7.05	10.82	9.99	9.11	6.78	7.14
Operating netback	**43.79**	41.72	45.28	38.84	27.84	1.76	10.46	13.47
Heavy oil sales price ($/bbl)	**25.37**	31.10	52.14	-	-	15.96	26.95	22.36
Royalties	**0.68**	0.72	0.91	-	-	4.36	5.31	3.29
Production expenses	**9.60**	15.28	5.95	-	-	9.89	9.08	10.69
Operating netback	**15.09**	15.10	45.28	-	-	1.71	12.56	8.38
Oil equivalent sales price ($/boe)	**45.51**	62.21	53.07	42.63	38.30	29.90	33.09	32.22
Royalties	**8.32**	13.00	10.41	9.35	7.59	7.53	7.20	6.79
Production expenses	**4.39**	5.07	5.81	7.12	6.76	7.81	6.90	6.77
Transportation expenses	**0.46**	0.53	1.08	1.13	1.43	0.93	0.85	1.02
Operating netback	**31.84**	43.61	35.77	25.03	22.52	13.63	18.14	17.64
Colombian operating netback ($/bbl)								
Oil sales price	**59.03**	52.50	60.24	52.34	49.13	46.45	48.69	45.62
Royalties	**4.72**	4.20	4.82	4.19	3.93	3.71	3.96	3.62
Production expenses	**9.66**	10.08	9.41	10.09	8.46	7.08	7.10	8.53
Operating netback	**44.65**	38.22	46.01	38.06	36.74	35.66	37.63	33.47
Average daily production								
Canada - light/medium oil and NGL (bbls)	**689**	639	514	273	317	993	1,065	1,288
Canada - heavy oil (bbls)	**164**	23	37	-	-	424	564	562
Canada - natural gas (mcf)	**15,960**	14,792	11,485	11,245	9,662	17,880	16,231	14,592
Total Canada (boe)	**3,513**	3,127	2,465	2,147	1,927	4,397	4,334	4,282
Colombia - oil (bbls)	**1,356**	955	1,073	1,024	1,072	1,155	1,229	1,354
Total Company (boe)	**4,869**	4,082	3,538	3,171	2,999	5,552	5,563	5,636

(1) 2004 periods restated for change in accounting policy.

(2) Calculated based on cash flow from operations before changes in other non-cash items and asset retirement obligations settled.

(3) Sales prices are shown after hedging costs. The hedging costs relating to oil sales were net against the Canadian light/medium oil and NGL price, except for the Company's 300 bpd fixed price crude oil contract (WTI - US$27.74) that was net against the heavy oil sales price in 2004. The majority of these hedges expired on December 31, 2004. The only remaining contract is a forward gas sales contract.

FINANCIAL & OPERATING HIGHLIGHTS

As at and for the three months ended March 31,	**2006**	2005	% change
Financial			
($000s, except where noted)			
Oil and natural gas revenue	**21,593**	11,382	90
Cash flow from operations [1]	**11,548**	3,396	240
Per share – basic ($)	**0.18**	0.06	200
Per share – diluted ($)	**0.17**	0.06	183
Net income (loss)	**3,242**	(248)	
Per share – basic and diluted ($)	**0.05**	-	
Capital expenditures	**67,517**	10,780	526
Total assets	**302,356**	184,841	64
Net debt [2]	**76,133**	42,796	78
Common shares outstanding (000s)			
Basic	**66,613**	55,141	21
Diluted	**71,249**	60,682	17
Operations [3]			
Canadian operating netback ($/boe except where noted)			
Natural gas revenue ($/mcf) [4]	**7.13**	6.08	17
Oil and NGL revenue ($/bbl)	**53.97**	47.59	13
Oil and natural gas revenue [4]	**45.51**	38.30	19
Royalties	**8.32**	7.59	10
Production expenses	**4.89**	6.76	(28)
Transportation expenses	**0.46**	1.43	(68)
Operating netback	**31.84**	22.52	41
Colombian operating netback ($/bbl)			
Oil revenue	**59.03**	49.13	20
Royalties	**4.72**	3.93	20
Production expenses	**9.66**	8.46	14
Operating netback	**44.65**	36.74	22
Average daily production			
Canada - natural gas (mcf)	**15,960**	9,662	65
Canada – oil and NGL (bbls)	**853**	317	169
Total Canada (boe)	**3,513**	1,927	82
Colombia - oil (bbls)	**1,356**	1,072	26
Total Company (boe)	**4,869**	2,999	62

(1) Calculated based on cash flow from operations before changes in other non-cash items and asset retirement obligations settled.
(2) Includes working capital (deficiency) and subordinated notes.
(3) 6 mcf of natural gas is equivalent to 1 barrel of oil equivalent ("boe").
(4) Canadian sales prices are shown after forward gas sales contracts.

CONSOLIDATED BALANCE SHEETS
(Unaudited, thousands of Canadian dollars)

As at	March 31, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	**$ 8,599**	$ 25,343
Accounts receivable and other current assets	**22,669**	21,727
	31,268	47,070
Capital assets	**271,088**	213,912
	$ 302,356	$ 260,982
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**$ 48,167**	$ 58,834
Bank debt (Note 8)	**9,825**	-
Subordinated notes (Note 4)	**49,409**	49,044
	107,401	107,878
Obligations under gas sale and transportation contracts	**5,447**	5,650
Asset retirement obligations (Note 3)	**8,033**	7,931
Future income tax	**8,929**	10,358
	129,810	131,817
Non-controlling interest	**13,885**	8,406
Shareholders' equity		
Common shares (Note 2)	**157,643**	123,262
Contributed surplus (Note 2)	**1,852**	1,573
Deficit	**(834)**	(4,076)
	158,661	120,759
	$ 302,356	$ 260,982

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited, thousands of Canadian dollars, except per share amounts)

Three months ended March 31,	**2006**	2005
Revenues		
Oil and natural gas	**$ 21,593**	$ 11,382
Royalties	**(3,208)**	(1,695)
	18,385	9,687
Expenses		
Production	**2,726**	1,989
Transportation	**144**	248
General and administrative	**2,098**	1,944
Stock-based compensation	**471**	204
Interest on bank debt	**43**	-
Interest on subordinated notes	**1,473**	2,548
Depletion, depreciation and accretion	**6,193**	3,600
	13,148	10,533
Income (loss) before other items and taxes	**5,237**	(846)
Gain on repurchase of subordinated notes	**-**	134
Other income (expense)	**(55)**	267
Net income (loss) before taxes	**5,182**	(445)
Capital taxes	**(663)**	(406)
Future income taxes	**(1,277)**	603
Net income (loss)	**3,242**	(248)
Deficit, beginning of period	**(4,076)**	(16,884)
Deficit, end of period	**$ (834)**	$ (17,132)
Basic and diluted earnings per share (Note 2)	**$ 0.05**	$ -

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited, thousands of Canadian dollars)

Three months ended March 31,	2006	2005
Operating Activities		
Net income (loss)	$ 3,242	$ (248)
Depletion, depreciation and accretion	6,193	3,600
Stock-based compensation	471	204
Future income taxes	1,277	(603)
Amortization of discount on subordinated notes	365	577
Gain on repurchase of subordinated notes	-	(134)
	11,548	3,396
Asset retirement obligations settled	(49)	-
Changes in other non-cash items (Note 7)	(2,851)	(3,758)
	8,648	(362)
Financing Activities		
Issuance of bank debt	9,825	-
Repurchase of subordinated notes	-	(13,537)
Issuance of common shares – net of issuance costs (Note 2)	33,131	418
Equity issued by subsidiary	5,479	-
Amortization of obligations under gas sale and transportation contracts	(203)	(204)
Changes in other non-cash items (Note 7)	1,555	-
	49,787	(13,323)
Investing Activities		
Expenditures on capital assets	(67,517)	(10,780)
Changes in other non-cash items (Note 7)	(7,662)	(3,641)
	(75,179)	(14,421)
Net decrease in cash	(16,744)	(28,106)
Cash and cash equivalents, beginning of period	25,343	75,509
Cash and cash equivalents, end of period	$ 8,599	$ 47,403

See accompanying notes to these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2006
(All tabular amounts are expressed in thousands of Canadian dollars, except share amounts)

Note 1 – Significant Accounting Policies

The interim consolidated financial statements for Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") as at and for the three months ended March 31, 2006 should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2005. The notes to these interim consolidated financial statements do not conform in all respects to the note disclosure requirements of generally accepted accounting policies for annual financial statements. These interim consolidated financial statements are prepared using the same accounting policies and methods of computation as disclosed in the audited consolidated financial statements as at and for the year ended December 31, 2005. Certain prior year's amounts have been reclassified to conform with current presentation.

Note 2 – Share Capital

As at March 31, 2006 the Company had outstanding 66,612,649 common shares, 4,050,651 stock options, 433,800 share purchase warrants, and 152,000 deferred common shares.

Common Share Continuity	Number	Amount
Balance at December 31, 2005	63,219,721	$123,262
Exercise of stock options	276,625	826
Exercise of warrants	518,900	2,076
Issued through secondary listing [1]	2,597,403	33,377
Share issue costs	-	(3,148)
Tax effect of share issue costs	-	1,058
Transfer from contributed surplus related to stock options exercised	-	192
Balance at March 31, 2006	**66,612,649**	**$157,643**

(1) On February 6, 2006, the Company closed an issuance of 2.6 million common shares through a secondary listing on the Oslo Stock Exchange for net proceeds of $30.2 million.

Stock Option Continuity	Number	Weighted - Average Exercise Price
Balance at December 31, 2005	4,138,526	$ 3.83
Granted	244,750	12.92
Exercised	(276,625)	(2.98)
Cancelled	(56,000)	(5.77)
Balance at March 31, 2006	**4,050,651**	**$ 4.41**

Share Purchase Warrants

As at March 31, 2006, there were 433,800 share purchase warrants outstanding which allowed holders to purchase an equivalent number of common shares at $4.00 per share. Subsequent to March 31, 2006, 426,800 of these warrants were exercised on or before May 6, 2006, resulting in cash proceeds of $1.7 million.

Deferred Common Shares

As at March 31, 2006, there were 152,000 deferred common shares outstanding under the Company's deferred share compensation plan, which allows holders to receive one common share upon payment of $0.05 per share. The deferred common shares vest after three years and expire after ten years. Up to 0.5 million deferred common shares have been approved for issuance under this plan.

Stock-Based Compensation

The fair value of stock options and deferred common shares granted have been estimated on their respective grant dates using the Black-Scholes option-pricing model using the following assumptions:

Three months ended March 31,	**2006**	2005
Risk free interest rate	**4.75% to 5.0%**	4.25%
Dividend rate	**0%**	0%
Expected life – options (years)	**4**	4
Expected life – deferred common shares (years)	**8**	8
Expected volatility	**40%**	30%

The average fair value per stock option and deferred common share granted during the period was $5.33 (2005 - $1.58) as at the date of grant.

Earnings Per Share

Basic and diluted earnings per share have been calculated based on net income (loss) divided by the weighted average number of common shares outstanding for the three month period ended March 31, 2006 of 64,825,319 (2005 – 55,046,125). The diluted calculations for the three month period ended March 31, 2006 include 2,820,255 (2005 – nil) additional shares for the potential impact of share purchase warrants, stock options and deferred common shares.

Note 3 - Asset Retirement Obligations

Changes to asset retirement obligations were as follows:

Three months ended March 31,	**2006**	2005
Asset retirement obligations, beginning of period	**7,931**	2,870
Obligations incurred	**42**	69
Obligations settled	**(49)**	-
Accretion expense	**154**	59
Changes in estimated future cash flows and other	**(45)**	(293)
Asset retirement obligations, end of period	**8,033**	2,705

The obligations have been calculated using an inflation rate of two percent and discounted using a credit-adjusted risk free rate of eight percent per annum. Most of these obligations are not expected to be paid for several years extending up to 40 years in the future, and are expected to be funded from the Company's general resources available at the time of settlement. The total undiscounted amount of estimated cash flows required to settle the obligations is $32.4 million (2005 - $14.9 million).

Note 4 – Subordinated Notes

Petrobank's subordinated notes are unsecured and subordinate to the Company's existing credit facility and any other senior debt that may be outstanding from time to time. Interest on the notes is payable quarterly at a rate of 9 percent per annum and the notes mature on July 31, 2006. The notes may be repaid at their face value prior to their maturity date and the Company has the option of issuing common shares, at market price, to settle quarterly interest payments as well as the principal amount. The notes were recorded at fair value on issuance and the discount to face value is being amortized to interest on subordinated notes over the term of the notes.

	Carrying Value		Face Value	
Balance at December 31, 2005	$	49,044	$	49,924
Amortization of discount		365		-
Balance at March 31, 2006	**$**	**49,409**	**$**	**49,924**

Note 5 – Commitments and Contingencies

The Company has estimated work commitments remaining on its exploration contracts in Colombia totaling US$4.0 million which are to be incurred by the end of 2006 and includes drilling one exploration well on the Joropo Block in the Llanos Basin. The Company has made an exploration contract proposal over a portion of the area covered by its Chicago technical evaluation agreement ("TEA") including a commitment to drill two exploration wells and acquire 3-D seismic data during a 23-month period at an estimated cost of approximately US$10 million.

The Company's remaining work commitments pursuant to its TEA's in Colombia, including contracts finalized subsequent to March 31, 2006, are expected to total US$1.2 million until the end of 2006 and include reprocessing 2-D seismic and performing regional studies including the feasibility of the Company's patented THAI™ heavy oil recovery process.

In April 2006, the Company contracted to secure a rig in Colombia for a minimum 16-month term that is expected to commence drilling in the third quarter of 2006 and result in expected payments over the contract term of approximately US$13.0 million, a portion of which will satisfy the exploration work commitments noted above.

In May 2006, the Company committed to a second rig in Colombia for a minimum 18-month term that is expected to commence drilling at Orito in June 2006 and result in expected payments over the contract term of approximately US$13.5 million.

The Company is committed to spend US$2.1 million over five years for air compression rental at the WHITESANDS pilot project. The term is expected to commence in the first half of 2006.

Petrobank is committed to payments under operating leases for office space, net of sub-lease arrangements, as follows:

Year		
2006	$	526
2007		301
	$	827

The Company plans to finance its commitments through 2006 with cash flow from operations, proceeds from the initial public offering ("IPO") of the Company's Latin American subsidiary, Petrominerales Ltd. ("Petrominerales"), available debt, and/or equity issuances.

Note 6 – Technology Partnerships Canada Financing

Technology Partnerships Canada ("TPC") has committed to invest up to $9 million towards the development and field demonstration of the Company's THAI™ technology at the WHITESANDS pilot project. Under the TPC funding commitment, TPC has agreed to contribute 20.134 percent of eligible expenditures for the WHITESANDS project to a maximum of $9 million. In the first quarter of 2006, benefits totaling $2.7 million were accrued bringing total benefits accrued to date to $8.5 million, all of which have been recorded as a reduction of capital assets. Upon commercialization of the THAI™ technology TPC would be entitled to receive a royalty based on three separate revenue streams. The first stream is based on three percent of WHITESANDS pilot project revenues earned after January 1, 2006 with initial payments due May 1, 2010. The second stream is based on 0.6 percent of WHITESANDS Insitu Ltd. revenues (excluding pilot revenues) earned after January 1, 2009 with initial payments due May 1, 2010. The third stream is based

on three percent of all third-party THAI™ licensing revenues earned after January 1, 2008 with initial payments due May 1, 2009. If, as of December 31, 2017 the cumulative royalty paid from the three royalty streams has not reached $26.2 million, royalty payments will continue until $26.2 million has been paid or until December 31, 2022, whichever occurs first.

Note 7 – Changes in Other Non-Cash Items

Three months ended March 31,		**2006**		2005
Change in:				
Accounts receivable and other current assets	**$**	**(942)**	$	(540)
Less: accrued financing items (Note 6)		**2,651**		-
	$	**1,709**	$	(540)
Accounts payable and accrued liabilities		**(10,667)**		(6,859)
	$	**(8,958)**	$	(7,399)
Changes relating to:				
Attributable to operating activities	**$**	**(2,851)**	$	(3,758)
Attributable to financing activities [1]	**$**	**1,555**	$	-
Attributable to investing activities	**$**	**(7,662)**	$	(3,641)

[1] TPC funding received during the period (Note 6).

Note 8 – Subsequent Events

In April 2006, Petrominerales obtained a commitment from an international bank for a US$50 million revolving credit facility with an initial US$25 million borrowing base. The facility is subject to standard closing conditions.

In May 2006, the borrowing base under Petrobank's revolving demand loan was increased to $35 million from its previous base of $20 million. An additional $15 million development loan facility also remains available to fund the acquisition and/or development of producing or proved non-producing petroleum and natural gas reserves in Canada.

The Company is proceeding with an IPO of its wholly-owned Latin American subsidiary, Petrominerales. The offering will consist of a combination of an issuance of common shares by Petrominerales from treasury and a secondary offering of Petrominerales shares held indirectly by Petrobank and is expected to close in June 2006. Following the IPO, Petrobank has the flexibility to sell all or a portion of its remaining shareholdings in Petrominerales in the secondary market to generate funds, or may ultimately elect to distribute Petrobank's remaining shareholdings to Petrobank shareholders.

Note 9 – Segmented Information

Three months ended March 31,

	2006			2005		
	Canada and Other	Colombia	Total	Canada and Other	Colombia	Total
Revenues						
Oil and natural gas	$ 14,389	$ 7,204	$ 21,593	$ 6,642	$ 4,740	$ 11,382
Royalties	(2,632)	(576)	(3,208)	(1,316)	(379)	(1,695)
	11,757	6,628	18,385	5,326	4,361	9,687
Expenses						
Production	1,547	1,179	2,726	1,173	816	1,989
Transportation	144	-	144	248	-	248
General and administrative	1,137	961	2,098	1,074	870	1,944
Depletion, depreciation and accretion	3,935	2,258	6,193	1,934	1,666	3,600
Segmented income	$ 4,994	$ 2,230	$ 7,224	$ 897	$ 1,009	$ 1,906
Non-segmented expenses						
Stock based compensation			(471)			(204)
Interest on bank debt			(43)			-
Interest on subordinated notes			(1,473)			(2,548)
Gain on repurchase of subordinated notes			-			134
Other income (expense)			(55)			267
Capital taxes			(663)			(406)
Future income tax recovery (expense)			(1,277)			603
Net income (loss)			$ 3,242			$ (248)
Identifiable assets [(1)]	$176,386	$125,970	$302,356	$108,045	$ 76,796	$184,841
Capital expenditures [(1)]	$ 45,646	$ 21,871	$ 67,517	$ 5,879	$ 4,901	$ 10,780

[(1)] Canada includes Heavy Oil Business Unit expenditures of $34.1 million in 2006 (2005 - $2.4 million), identifiable assets at March 31, 2006 of $74.0 million (2005 - $12.1 million), and negligible revenue and expenses.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coal bed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has new exploration contracts covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases and has commenced operations at the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK TO PRESENT AT RAYMOND JAMES OIL SANDS OF CANADA CONFERENCE

Calgary, Alberta – May 5, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBGN) Petrobank Energy and Resources Ltd. ("Petrobank") announces that Chris J. Bloomer, Vice President Heavy Oil and CFO, will present at the following investor conference:

Raymond James Oil Sands of Canada Conference - New York, New York

Date: Monday May 8, 2006

Time: 12:40 p.m. Mountain Time (2:40 p.m. Eastern Time)

Please visit the Investor Relations section of our website at www.petrobank.com to view the live webcast. An archived copy will be available following the presentation.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has finalized contracts on five new exploration blocks and five Technical Evaluation Areas covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases with an estimated 1.3 billion barrels of bitumen-in-place and is constructing the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK STRENGTHENS COLOMBIAN ASSETS WITH A 9% INCREASE IN RESERVES

Calgary, Alberta – May 2, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBGN) Petrobank Energy and Resources Ltd. ("Petrobank") announces that the Colombian oil reserves of our Latin American subsidiary Petrominerales Colombia Ltd. ("Petrominerales") have increased by 9% since December 31, 2005. An evaluation by DeGolyer and MacNaughton ("D&M") as of March 31, 2006 reflects this increase in Company working interest reserves and uses D&M's forecast prices and costs.

Based on the recently completed Orito 117 and 118 wells, which tested at combined rates of greater than 2,000 bopd, D&M updated their evaluation of these wells to incorporate higher than originally forecast production rates. The evaluation does not include any reserves associated with our exploration blocks which currently total more than 2.5 million acres. A summary of the results of the D&M report are highlighted as follows:

- Total proved reserves increased by **9%** from December 31, 2005 to 10.5 million barrels
- Total proved plus probable reserves increased by **4%** to 16.8 million barrels
- Total proved, probable and possible reserves increased by **16%** to 25.7 million barrels
- Total proved plus probable NPV 10% (before taxes) increased **15%** to US$310.3 million (3P – US$411.6 million)

Reserves – Company Working Interest[1]

	Light and Medium Oil (mbbl)
Proved Developed Producing	4,117
Total Proved	10,485
Total Proved + Probable	16,754
Total Proved + Probable + Possible	25,725

[1] After State Oil Company share but before 8% royalties, based on the D&M's price forecast effective March 31, 2006

Reserve Reconciliation

	Total Proved	Proved + Probable	Proved+ Probable+ Possible
December 31, 2005 reserves	9,582	16,085	22,263
Q1 2006 production	(122)	(122)	(122)
Net additions	1,025	791	3,584
March 31, 2006 reserves	10,485	16,754	25,725
Production replacement	840%	648%	2,938%
Three month increase in reserves	9%	4%	16%

Net Present Value – Before Tax (US$ millions)

	March 31, 2006				December 31, 2005
	0%	5%	10%	15%	10%
Proved Developed Producing	156.6	132.2	114.2	100.5	53.6
Total Proved	316.9	248.1	198.8	162.3	160.8
Total Proved + Probable	499.1	388.7	310.3	252.6	271.0
Total Proved + Probable + Possible	721.3	537.4	411.6	322.6	384.7

Petrominerales IPO

Through a second quarter initial public offering ("IPO") of a minority stake in our Latin American Business Unit – Petrominerales, we propose to create a pure Latin American-focused publicly traded entity. This will provide stand-alone financing capabilities and allow shareholders to invest directly in the potential of Petrominerales. Our goal is to unlock the unrealized potential embedded within this portion of Petrobank's portfolio.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has finalized contracts on five new exploration blocks and five Technical Evaluation Areas covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases with an estimated 1.3 billion barrels of bitumen-in-place and is constructing the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ANNOUNCES YEAR END RESULTS

Calgary, Alberta – March 16, 2006 – Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce fourth quarter and year-end financial and operating results. In addition, the Company would like to report that Standard & Poor's will add Petrobank to the Toronto Stock Exchange S&P/TSX composite index at the end of the week.

HIGHLIGHTS

By realigning our asset base and strengthening our balance sheet in 2004 we positioned each of our business units for significant growth in 2005. We entered 2005 with an excellent portfolio of opportunities and a solid base of production and reserves. 2005 was a year focused on developing these opportunities. Some of the highlights of 2005 include the following:

- Despite significant property dispositions in 2004, which generated total proceeds of $143.0 million, and accounted for approximately 49 percent of average consolidated production in 2004, cash flow from operations increased by 25 percent to $29.2 million and net income increased from $0.8 million in 2004 to $12.8 million in 2005.
- Canadian Business Unit effectively doubled production through 2005 starting at less than 2,000 boepd and ending the year at 4,000 boepd, all of which was added through the drill bit – without any acquisitions.
- Consolidated production averaged 3,451 boepd in 2005 and 4,082 boepd in the fourth quarter.
- Canadian proved plus probable reserves increased 27 percent (after production).
- Colombian proved plus probable reserves increased 70 percent (after production).
- Consolidated proved plus probable net present value (10 percent, before tax) more than doubled to $520.3 million at the end of 2005. No reserves have been booked on our Colombian exploration acreage or for our Canadian oil sands resource.
- Negotiated contracts covering 2.5 million acres of exploration lands in Colombia's highly prospective Llanos and Putumayo Basins.
- Commenced construction of the first field application of the THAI™ process at our WHITESANDS pilot site. Initiated startup in early March 2006 with air injection to start in the second quarter of 2006.
- Capital expenditures in 2005 totaled $118.2 million ($47.1 million in Canada, $38.4 million in Latin America, and $32.6 million in the Heavy Oil Business Unit).
- Increased our Canadian oil sands land holdings by 33 percent to a total of 38,400 acres.
- During 2005, we obtained nearly $100 million of new funding and repurchased $50 million of our outstanding subordinated notes.
- In early 2006, Petrobank listed on Norway's Oslo stock exchange raising an additional $33 million.

FINANCIAL & OPERATING HIGHLIGHTS

The following table provides a summary of Petrobank's financial and operating results for the three and twelve month periods ended December 31, 2005 and 2004. Consolidated financial statements with Management's Discussion and Analysis (MD&A) are available on our website at www.petrobank.com under the "Investor Relations - Financial Reports" section.

	Three months ended December 31, 2005	Three months ended December 31, 2004	% change	Years ended December 31, 2005	Years ended December 31, 2004	% change
Financial [1]						
($000s, except where noted)						
Oil and natural gas revenue	**22,510**	17,028	32	**65,081**	73,377	(11)
Cash flow from operations [2]	**12,304**	4,388	180	**29,152**	23,397	25
Per share – basic ($)	**0.20**	0.08	150	**0.50**	0.43	16
Per share – diluted ($)	**0.19**	0.08	138	**0.49**	0.43	14
Net income	**5,184**	6,630	(22)	**12,808**	833	1,438
Per share – basic ($)	**0.08**	0.12	(33)	**0.22**	0.02	1,000
Per share – diluted ($)	**0.08**	0.12	(33)	**0.21**	0.02	950
Capital expenditures	**58,436**	14,272	309	**118,152**	47,901	147
Property dispositions	**-**	100,166	(100)	**-**	143,027	(100)
Net debt [3] [4]	**60,808**	35,183	73	**60,808**	35,183	73
Common shares outstanding, end of period (000s)						
Basic [4]	**63,220**	54,956	15	**63,220**	54,956	15
Diluted	**68,451**	59,758	15	**68,451**	59,758	15
Operations [5]						
Canadian operating netback ($/boe except where noted)						
Oil and NGL revenue ($/bbl) [6]	**62.35**	19.53	219	**60.96**	25.42	140
Natural gas revenue ($/mcf) [6]	**10.36**	5.80	79	**8.09**	5.99	35
Oil and natural gas revenue [6]	**62.21**	29.90	108	**50.84**	31.84	60
Royalties	**13.00**	7.53	73	**10.46**	7.17	46
Production expenses	**5.07**	7.81	(35)	**6.05**	7.07	(14)
Transportation expenses	**0.53**	0.93	(43)	**0.98**	0.94	4
Operating netback	**43.61**	13.63	220	**33.35**	16.66	100
Colombian operating netback ($/bbl)						
Oil revenue	**52.50**	46.45	13	**53.62**	43.70	23
Royalties	**4.20**	3.71	13	**4.29**	3.51	22
Production expenses	**10.08**	7.08	42	**9.49**	7.67	24
Operating netback	**38.22**	35.66	7	**39.84**	32.52	23
Average daily production						
Canada - oil and NGL (bbls)	**662**	1,417	(53)	**452**	1,732	(74)
Canada - natural gas (mcf)	**14,792**	17,880	(17)	**11,810**	16,196	(27)
Total Canada (boe)	**3,127**	4,397	(29)	**2,420**	4,431	(45)
Colombia - oil (bbls)	**955**	1,155	(17)	**1,031**	1,359	(24)
Total Company (boe)	**4,082**	5,552	(26)	**3,451**	5,790	(40)
Proved plus probable reserves [7]						
Canada – oil and NGL (mbbls)	**1,048**	415	153	**1,048**	415	153
Canada – natural gas (bcf)	**63.5**	52.4	21	**63.5**	52.4	21
Colombia – oil (mbbls)	**16,085**	9,465	70	**16,085**	9,465	70
Total Company (mboe)	**27,720**	18,616	49	**27,720**	18,616	49
NPV 10% before tax ($ millions)	**520.3**	226.1	130	**520.3**	226.1	130

(1) The financial information for 2004 has been restated for a change in accounting policy.

(2) Calculated based on cash flow from operations before changes in other non-cash working capital and asset retirement obligations settled.

(3) Includes working capital (deficiency) and subordinated notes.

(4) On February 7, 2006, the Company issued an additional 2,597,403 common shares bringing the total number outstanding to 65,817,124, for gross proceeds of $33.4 million in connection with a public offering and secondary listing on the Oslo stock exchange.

(5) 6 mcf of natural gas is equivalent to 1 barrel of oil equivalent ("boe").

(6) Canadian sales prices are shown after hedging costs.

(7) Company working interest reserves excluding royalty interest reserves and before deduction of royalties payable. No reserves have been recorded on the Company's exploration blocks in Colombia or on the Company's oil sands leases.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coal bed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has new exploration contracts covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases and is constructing the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Natural gas volumes have been converted to barrels of oil equivalent ("boe") so that six thousand cubic feet ("mcf") of natural gas equals one barrel based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Boes may be misleading, particularly if used in isolation.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK OPERATIONAL UPDATE – COLOMBIAN PRODUCTION INCREASES TO 3,000 BOPD

Calgary, Alberta - April 12, 2006 – (TSX: PBG, PBG.NT.A, OSLO: PBGN) Petrobank Energy and Resources Ltd. ("Petrobank"), is pleased to provide this operational update including production from our Orito 117 and 118 wells which have contributed to a significant increase in Colombian production up to 3,000 bopd.

Latin American Business Unit

Petrobank's Colombian subsidiary, Petrominerales Colombia Ltd. ("Petrominerales"), achieved significant milestones during the first quarter of 2006. During the quarter, Petrominerales actively advanced both our development and exploration programs. Our production operations in Orito have concentrated on completing the wells from our 2005 drilling program and re-completing a number of existing wells in the Caballos formation. Company interest production has increased steadily through the first quarter, averaging approximately 1,356 bopd based on field estimates and increasing to approximately 3,000 bopd in April to-date. On the exploration front, Petrominerales has accumulated a 2.5 million acre land base since the introduction of Colombia's attractive new fiscal terms and has been the most active acquirer of 3D seismic in Colombia, shooting and recording a total of 267 square kilometers of data over the past five months.

Orito

In Orito, where the Company has a 79% interest in all incremental production from the field, we have focused our recent efforts on bringing the wells drilled in 2005 into production. We have also continued with our program to fracture stimulate existing wells in the Caballos zone, typically targeting the B, C, and D sands, which continue to exhibit the lowest water cuts across the field.

The Company drilled a total of three new wells last year, resulting in a significant extension to the existing Orito field boundaries. The results of these wells were incorporated in the independent engineering analysis of Orito, resulting in a material increase in reserves and future production capability.

The Orito 117 well was initially completed in late 2005 through the entire Caballos zone with perforations in the A, B, C, and D sands. This resulted in very high fluid production rates with very high water cuts. This initial completion design was programmed to facilitate on-going drilling and work-over operations on the same drilling pad. In 2006, once all drilling equipment had been moved off-site, the Company re-completed the well to optimize oil production rates by isolating the wet A sands and fracture stimulating the B and C sands. The well was recently placed on production through a gas-lift system. The latest Orito 117 well test indicated the well was producing at a gross rate of 1,262 bopd, with a water cut of 1.5% and a flowing bottom hole pressure of 1,100 psi.

The Orito 118 well was completed earlier this year in the A, B, and C sands, and subsequently fracture stimulated in the B and C sands. The well was recently placed on production with an electric submersible pump ("ESP"). The latest well test indicates the well is producing 1,512 barrels of fluid per day at a water cut of 30% resulting in gross production of 1,058 bopd at a

flowing bottom hole pressure of 1,000 psi, and we are gradually increasing the frequency of the ESP to increase the drawdown on the well.

The Orito-116 well, drilled earlier in 2005 experienced a casing collapse and will need to be re-drilled or sidetracked in order to be brought on-stream in the future.

During the first quarter of 2006, Petrominerales continued our re-completion and fracture stimulation program with encouraging results. After stimulating the B and C sands of the Caballos formation, five Orito producing wells have shown incremental production increases of between 50 and 150 bopd. We plan to continue with our re-completion and fracture stimulation program on up to 10 additional wells in 2006.

For the remainder of 2006, the Company plans to initiate a long-term drilling program in the Orito field, targeting the numerous step-out and infill drilling opportunities in the Caballos zone identified by the Company and confirmed by our independent engineering assessment. The Company has contracted a drilling rig for Orito operations, which is expected to become available in July 2006 with a contract term of 16 to 24 months. We plan to spud our first well of 2006 in early August and plan to proceed with continuous drilling operations through this year and 2007.

Neiva

In Neiva, the Company has completed the engineering studies for a fracture stimulation program in the Honda and Doima-Chicoral formations and we intend to commence a five well fracture pilot program in the second or third quarter of this year. We have also identified a pilot waterflood location for the Honda zone and are preparing for a multi-well infill-drilling program in the Honda and Doima-Chicoral formations, which could commence in the fourth quarter of 2006.

Exploration

With the acquisition of 150 square kilometers of 3D seismic over the Casimena Block, 47 square kilometers of 3D seismic over the Corcel Block, 30 square kilometers of 3D seismic over the Casanare Este Block in the central Llanos Basin, and 40 square kilometers of 3D seismic over the Las Aguilas and Orito Blocks in the Putumayo Basin, Petrominerales has successfully completed its initial work on all exploration licenses acquired during 2005. A number of leads and prospects are under evaluation, expected to result in a significant drilling campaign starting near the end of 2006.

In Las Aguilas, the Company's Putumayo Basin exploration block that borders the Orito field, initial interpretation of the seismic data confirms the presence of a structure significantly up dip from a dry hole drilled during 2004 by a prior operator of the block.

In the Llanos Basin a number of identified leads have been upgraded to prospect status in the Casanare Este, Corcel, and Joropo Blocks. We are also beginning our initial processing and interpretation of the Casimena data. Because of the potential seen over these blocks, we have begun the lengthy process for obtaining environmental licenses over the most promising prospects in each of these blocks and target drilling these wells in the dry season commencing in December 2006.

On the Joropo Block our first phase exploration well was drilled and abandoned in February 2006. We have elected to extend the term of this license by committing to drill a second well, which is expected to spud in December 2006. This well will target a second geologically distinct prospect identified on existing 3D seismic.

Lastly, we formally signed our TEA license agreement with the Colombian National Hydrocarbon Agency covering the Corito Block, a highly prospective area near our other Llanos Basin blocks and in the heart of the productive fairway.

Outlook

Our recent success in Orito confirms our belief in the significant remaining potential in the field and potential of our offsetting Las Aguilas exploration block. We are also looking forward to testing the possibility of generating similar results with fracture treatments in Neiva. Upon the arrival of our Orito development-drilling rig, we are hoping to improve the consistency and efficiency of our drilling and completion operations through the remainder of this year and 2007.

With the recent completion of our 3D seismic campaign in the Llanos Basin we are positioned to take full advantage of the Llanos dry season drilling window, which lasts from December 2006 through first quarter 2007. During this time we hope to further assess our four exploration blocks through a focused exploration-drilling program.

Our planned initial public offering of Petrominerales is on track for completion in the second quarter of 2006.

Canadian Business Unit

First quarter production in Canada is expected to average approximately 3,500 boepd based on field estimates, an increase from the 3,127 boepd produced in the fourth quarter of 2005 but lower than our 2005 exit rate of 4,000 boepd. Initial flush production declines and operational delays due to equipment availability, breakup, and regulatory process impacted our ability to maintain and grow production through the first quarter. Despite these challenges we drilled nine (7.8 net) wells resulting in two oil wells, and five (3.8 net) gas wells in the first quarter, well below our planned activity level.

In order to advance our program in the second quarter we have contracted three drilling rigs to commence operation immediately following breakup. One of those rigs is on site and will continue work on our initial 30-well program at Jumpbush. Only the first four of these wells were drilled prior to spring break-up, causing the program to shutdown until ground conditions improve. Another rig will be working on our other Southern Alberta projects at Little Bow and Red Willow, where we plan to drill at least eight locations. We have signed a 12-month contract for a drilling rig, which will be used to aggressively pursue our program in the Bakken light oil play in southeast Saskatchewan.

Heavy Oil Business Unit

All of the facilities are in place and operational at the WHITESANDS project. Initial start-up operations began the first week March with steam injection into the first vertical injection well and we achieved full operational efficiency by late March. This is the first part of the Pre Injection Heating Cycle ("PIHC") necessary to prepare the reservoir for air injection using our patented THAI™ technology. During the PIHC, steam is injected initially into the vertical well and then into the horizontal well for approximately three months in order to create mobility in the area of the vertical injection well and bitumen flow into the horizontal well. We plan to begin injecting steam into the first horizontal well by mid-April and then expect to commence incidental bitumen production. We are targeting to initiate air injection into the first well pair in June. Once we have commenced air injection in the first well pair we will begin the PIHC in the

second well pair incorporating reservoir response knowledge and operation efficiencies from the first well pair. We plan to have all three well pairs on air injection by the end of the year.

In October 2005 WHITESANDS acquired an additional four sections of oil sands leases near our existing lands, an additional 11 sections of oil sands leases in February 2006 and in April 2006 we completed a 17 square kilometer seismic survey over a portion of our leases. Fekete Associates are currently updating their resource assessment to incorporate the new leases and the recently acquired seismic.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coal bed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has new exploration contracts covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases and is constructing the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN